SheerVision, Inc.
4030 Palos Verdes Drive N.
Suite 104,
Rolling Hills, CA 90274

September 22, 2009

VIA EDGAR TRANSMISSION
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	SheerVision, Inc. (the “Company”)
Post-Effective Amendment No. 1 on Form S-3 to Form SB-2
File No. 333-135727
Filed July 6, 2007

Ladies and Gentlemen:

The Company hereby respectfully requests, pursuant to Rule 477 under the Securities Act of 1933, as amended, that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal by the Company of its Post-Effective Amendment No. 1 on Form S-3 to Form SB-2 filed with the Commission on July 6, 2007 (File No. 333-135727) (the “Registration Statement”).

The Company requests this withdrawal because it has determined not to pursue the registration of the securities included in the Registration Statement at this time.  No securities were offered or sold pursuant to the Registration Statement.  Please apply the Company’s filing fee to its account with the Commission.

Thank you for your assistance in this matter.

SheerVision, Inc.

By:	/s/ Suzanne Lewsadder
Name: Suzanne Lewsadder
Title: Chief Executive Officer